EXHIBIT 99.1

Internet Gold Receives Nasdaq Non-Compliance Notice

Ramat Gan, Israel – September 30, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that on September 26, 2019 it received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it was not in compliance with Listing Rule 5450(b)(1)(A) requiring companies under certain standards to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing.

The Company has a 45 days' period, until November 11, 2019, to submit a plan to regain compliance. If the plan is accepted, the Company may be granted an extension of up to 180 calendar days to regain compliance with this particular rule.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet-Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman– CEO

doron@igld.com / Tel: +972-3-924-0000